UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)


                         Envoy Communications Group Inc.
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                                (Name of Issuer)

                           Common Shares, no par value
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                         (Title of Class of Securities)

                                   0002939861
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2006
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 0002939861             SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,145,903
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,145,903
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,145,903

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
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14   TYPE OF REPORTING PERSON (See Instructions)
      IN
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CUSIP No. 0002939861             SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the common shares no par value ("Common Shares") of Envoy Communications Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 172 John Street, Toronto, Ontario, Canada M5T 1X5. The Issuer has previously reported that as of June 30, 2006, the Issuer had 19,687,120 shares of Common Shares issued and outstanding.


Item 2.  Identity and Background.

     (a) This Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), A broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is also the managing member of the Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"). The Fund maintains its offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

    Between August 16, 2006 and August 21, 2006, Mr. Bronson, through Catalyst, using the working capital of Catalyst purchased the following shares of Common Shares in open market transactions:

                    Buy or    Type of            Number of           Price
Date     Entity     Sell      Securities         Shares Purchased    Per Share
------------------------------------------------------------------------------
8-16-06  Catalyst   Buy       Common Shares      51,795              $1.4098
8-17-06  Catalyst   Buy       Common Shares      43,238              $1.4743
8-18-06  Catalyst   Buy       Common Shares      18,338              $1.4724
8-21-06  Catalyst   Buy       Common Shares      50,000              $1.5002


Item 4.  Purpose of Transaction.

     Mr. Bronson acquired the Common Shares for investment purposes. Mr. Bronson plans to pursue a meeting with management of the Issuer and/or the outside directors of the Issuer to question, among other things, the Issuer's compensation of executives, the Issuer's related party transactions and to request the distribution of a cash dividend to the shareholders of the Issuer. Mr. Bronson may, directly or indirectly (i) increase or decrease his beneficial ownership of Common Shares or other securities of the Issuer, (ii) sell all or part of his shares of Common Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. If Mr. Bronson does undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,145,903 shares of the Issuer's Common Shares, representing approximately 5.8% of the total shares of Common Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include: (1) 615,050 Common Shares held by the Fund and (2) 530,853 Common Shares held by Catalyst.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days:

                    Buy or    Type of          Number of           Price
Date     Entity     Sell      Securities       Shares Purchased    Per Share
----------------------------------------------------------------------------
6-19-06  Catalyst   Buy       Common Stock      2,440              $1.52
6-26-06  Catalyst   Buy       Common Stock      2,530              $1.53
6-27-06  Catalyst   Buy       Common Stock        900              $1.53
7-6-06   The Fund   Buy       Common Stock      5,050              $1.5599
7-7-06   Catalyst   Buy       Common Stock      3,620              $1.55
7-7-06   Catalyst   Buy       Common Stock        200              $1.54
7-7-06   Catalyst   Buy       Common Stock        200              $1.54
7-7-06   Catalyst   Buy       Common Stock      2,055              $1.54
7-7-06   Catalyst   Buy       Common Stock        300              $1.54
7-10-06  Catalyst   Buy       Common Stock     10,000              $1.54
7-11-06  Catalyst   Buy       Common Stock      1,194              $1.51
7-12-06  The Fund   Buy       Common Stock     10,000              $1.5191
7-13-06  Catalyst   Buy       Common Stock      7,800              $1.51
7-14-06  Catalyst   Buy       Common Stock     45,000              $1.5094
7-17-06  Catalyst   Buy       Common Stock     63,060              $1.493
7-18-06  Catalyst   Buy       Common Stock     11,727              $1.465
7-20-06  Catalyst   Buy       Common Stock     15,000              $1.47
7-24-06  Catalyst   Buy       Common Stock     12,790              $1.475
7-25-06  Catalyst   Buy       Common Stock     16,325              $1.5145
7-26-06  Catalyst   Buy       Common Stock        980              $1.54
7-27-06  Catalyst   Buy       Common Stock      2,000              $1.53
7-31-06  Catalyst   Buy       Common Stock      4,480              $1.53
8-1-06   Catalyst   Buy       Common Stock     10,274              $1.5
8-2-06   Catalyst   Buy       Common Stock      3,850              $1.54
8-2-06   Catalyst   Buy       Common Stock      3,420              $1.5427
8-3-06   Catalyst   Buy       Common Stock      3,700              $1.5466
8-4-06   Catalyst   Buy       Common Stock      4,300              $1.53
8-7-06   Catalyst   Buy       Common Stock      5,690              $1.5108
8-8-06   Catalyst   Buy       Common Stock      9,477              $1.5062
8-10-06  Catalyst   Buy       Common Stock     50,786              $1.4423
8-11-06  Catalyst   Buy       Common Stock     30,000              $1.3723

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2006

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).